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                                                                     EXHIBIT 3.1

                              AMENDED AND RESTATED
                          ARTICLES OF INCORPORATION OF
                            VASCULAR SOLUTIONS, INC.


                                 ARTICLE 1. NAME

     The name of the corporation is "Vascular Solutions, Inc."


                          ARTICLE 2. REGISTERED OFFICE

     The address of the registered office of the corporation is 2495 Xenium Lane North, Plymouth, Minnesota 55441.


                          ARTICLE 3. AUTHORIZED SHARES

         The aggregate number of authorized shares of capital stock of the corporation is 40,000,000 shares of $.01 par value per share. The shares shall be divisible into classes and series, have the designations, voting rights, and other rights and preferences, and be subject to the restrictions, that the board of directors may from time to time establish, fix, and determine, consistent with these articles of incorporation. Unless otherwise designated by the board of directors, all issued shares shall be deemed common stock with equal rights and preferences.


                          ARTICLE 4. CUMULATIVE VOTING

         There shall be no cumulative voting by the shareholders of the corporation.


                         ARTICLE 5. NO PREEMPTIVE RIGHTS

         The shareholders of the corporation shall not have preemptive rights to subscribe for or acquire securities or rights to purchase securities of any kind, class, or series of the corporation.


                          ARTICLE 6. BOARD OF DIRECTORS

         The names of the members of the first Board of Directors are:
                                 Howard C. Root
                                  Wendell King
                                  Michael Nagel

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                     ARTICLE 7. WRITTEN ACTION BY DIRECTORS

     An action required or permitted to be taken at a meeting of the Board of Directors of the corporation may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by all of the directors unless the action need not be approved by the shareholders of the corporation, in which case the action may be taken by a written action signed, or counterparts of a written action signed in the aggregate, by the number of directors that would be required to take the same action at a meeting of the Board of Directors of the corporation at which all of the directors were present.


                          ARTICLE 8. DIRECTOR LIABILITY

     A dirsctor of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of director's duty of loyalty to the corporation or its shareholders: (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law: (iii) under Sections 302A.559 or 80A.23 of the Minnesota Statutes; (iv) for any transation from which the director derived an improper personal benefit; or (v) for any act or omission occurring prior to the date when this Article 8 became effective.

     Any repeal or modification of the foregoing provisons of this Article 8 by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.